[Grande Letterhead]

August 4, 2006

BY HAND DELIVERY AND EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Re:	Grande Communications Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2006 Filed May 12, 2006
File No. 333-115602

Dear Mr. Spirgel:

On behalf of Grande Communications Holdings, Inc. (“Grande” or the “Company”), and in response to the comment letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“the Staff”) dated July 14, 2006 relating to the Staff’s review of the above-referenced Form 10-K and Form 10-Q filings, set forth below is the Company’s response to the comments.

The Company’s response to the Staff’s comment is set forth below beneath the text of the comment from the comment letter.

1.	Citing your basis in the accounting literature, tell us why you include the costs of customer installation personnel in selling, general and administrative expenses. Also, tell us how these costs relate to your capitalization policy as discussed on page 48. We note that your revenues include installation services performed by installation personnel.

In accordance with paragraph 12 of FASB Statement No. 51, we capitalize initial subscriber installation costs and expense subsequent disconnection and reconnection costs as incurred. A significant component of these initial installation costs and the subsequent disconnection and reconnection costs is the cost of installation personnel. Amortization of capitalized initial subscriber installation costs is included in Depreciation and Amortization on our Statement of Operations. Disconnection and reconnection costs are included in Selling, General and Administrative Expenses on our Statement of Operations.

In future filings, we will revise our disclosure of Selling, General and Administrative Expenses (as currently reflected on page 39 of our 2005 Form 10-K) to clarify this distinction and will refer specifically to “disconnection and reconnection” instead of “installation” as follows:

“They also include payroll and departmental costs incurred for customer disconnection and reconnection and service personnel, customer service representatives and management and sales and marketing personnel.”

2.	We note your statement that “gross margin will trend upward as the percentage of revenues derived from our cable television, telephone, broadband Internet and other services and our broadband transport services, which are higher margin services, increase in accordance with our business plan.” It appears that your analysis of gross margins may be based on cost of revenues which exclude the cost of depreciation per page F-4. Please revise your disclosure to account for depreciation expense in your calculation of gross margins. Absent any conforming presentation in the consolidated statements of operations or a separate note on your calculation of gross margins, please delete any reference to gross margins. Refer to SAB Topic 11:B.

In future filings, we will delete all references to gross margin.

3.	Tell us and disclose your consideration of EITF 00-21 with respect to the recognition of revenues from multiple element arrangements that include bundled services and equipment sales. Additionally, please disclose how you account for installation revenue.

We account for multiple element revenue arrangements in accordance with EITF 00-21. Our multiple element revenue arrangements typically consist of two or three deliverables to the customer: installation services, ongoing programming services, and in some instances, equipment sales. We account for each deliverable in the arrangement separately. In our evaluation to determine when multiple deliverables included in an arrangement represent separate units of accounting, we determined the following:

•	The delivered items (i.e. equipment and installation services) have standalone value to the customer.

•	Objective and reliable evidence of the fair value of undelivered items (i.e. network, telephone and cable services) exists.

•	No general right of return relative to the delivered items exists. Delivery of the undelivered items is probable and is substantially controlled by us.

Equipment sales, which historically have been less than 0.4% of total revenues, consist primarily of the sale of modems, which are purchased from other vendors and can be used by other service providers. Installation revenues, which historically have approximated 1.0% to 2.0% of total revenues, consist of fees charged for dropping lines from the pole/street to the house and other connection services. We perform such services with internal and external (subcontractor) service personnel. We do not have evidence of fair value for our installation services as we have not provided such services separately. However, evidence of fair value does exist for all undelivered items, and we recognize installation revenues using the residual method. Therefore, any discount provided to the customer, such as waiver of installation fees, is allocated to installation revenues. In accordance with FASB Statement No. 51, we recognize installation revenues in the period of installation since they do not exceed our direct selling costs.

In future filings, we will add the following paragraph to our revenue recognition policy disclosure:

“The Company’s policy for revenue recognition in instances where multiple deliverables are sold contemporaneously to the same counterparty is in accordance with EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition.” Specifically, if the Company enters into sales contracts for the sale of multiple products or services, then the Company evaluates whether it has objective fair value evidence for each deliverable in the transaction. If the Company has objective fair value evidence for each deliverable of the transaction, then it accounts for each deliverable in the transaction separately, based on the relevant revenue recognition accounting policies. For arrangements that include installation services, the Company recognizes installation revenue using the residual method. For example, this would occur when the Company enters into an agreement for service that includes the Company providing equipment in connection with the service and the subscriber paying an installation fee as well as monthly charges. Because the Company is providing both a product and a service, revenue is allocated to the product and monthly subscription service based on relative fair value and revenue is allocated to installation services using the residual method. To date, our product revenues have not been significant. In accordance with FASB Statement No. 51, “Financial Reporting by Cable Television Companies”, installation revenues are recognized in the period of installation since they do not exceed the direct selling costs.

4.	Please disclose if the overhead rate applied to capitalized labor is based on a standard, projected or actual rate. If other than actual, please disclose how you account for the rate variance in your financial statements. Additionally, please disclose when the capitalized labor costs are charged to expense and how you determined the amortization period.

The overhead rate applied to capitalized labor is based on an actual rate. Capitalized labor is charged to capital projects (i.e., property and equipment) as incurred and, therefore, is depreciated along with the associated assets, which have lives of three to ten years depending on the type of asset.

In future filings, we will add the following to our disclosure of Classification of Various Direct Labor and Other Overhead Costs (as currently reflected on page 48 of our 2005 Form 10-K):

“Capitalized costs are depreciated along with the physical assets to which they relate, which have lives of three to ten years depending on the type of asset.”

5.	We note on page 37 that you had significant capacity available in your network due to the loss of the MCI contract. Tell us if excess capacity continues to exist and if the related costs are included in the calculation of your overhead rate.

The costs included in the calculation of our overhead rate only include employee compensation costs, employee related expenses and vehicle expenses for our construction and field operations departments. Costs related to excess capacity, when it exists, are not included in the calculation of our overhead rate, but are expensed as incurred.

As it is responsive to the first part of the comment, the excess capacity that resulted from the loss of the MCI contract no longer exists on the network.

6.	We note that you used an independent appraisal firm for valuation testing. While you are not required to make reference to a third party, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete any reference to an “independent” valuation, you should revise to provide disclosures that explain the method and underlying assumptions used by management to determine the valuation.

In future filings, we will delete the reference to an “independent” valuation. We believe that the disclosure on page 48 of our 2005 Form 10-K fully describes the valuation method applied and assumptions used by management to determine the value of our reporting units in accordance with SFAS 142.

7.	It appears that you derive revenues from the sale of equipment in addition to the provision of services per your disclosure on page 36. Please revise your presentation to disaggregate revenues and the corresponding cost of revenue related to product sales and services. Refer to Rule 5-03(b) of Regulation S-X.

Rule 5-03(b) of Regulation S-X requires items representing greater than 10% of the total of the line items to be shown separately on the face of the income statement. Our equipment sales do not represent a significant portion of our total sales. As a percentage of total revenue, equipment sales were 0.19% in 2004, 0.31% in 2005 and 0.30% in the first three months of 2006.

In future filings, we will add the following to our disclosure of Operating Revenues (as currently reflected on page 36 of our 2005 Form 10-K) to indicate the insignificance of equipment sales revenue:

“Most of our bundled offerings include fees for equipment rental, although in some instances we sell modems to customers. Revenue generated from equipment sales is an insignificant portion of our total revenue.”

8.	We note that you perform goodwill impairment testing at the reporting unit level. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are.

We determined that the Company operates as a single operating segment pursuant to the criteria in paragraph 10 of FAS 131. The Company as a whole provides a single network, which can provide telephone, cable, or network services to customers. Our chief operating decision maker, which is our CEO, does not review operating results to make decisions about resources to be allocated between the types of services that can be offered via our network or the types of customers we serve. Although revenues are tracked by type of service such as telephone, cable or network and by type of customer such as retail or wholesale, expenses related to such types of services or types of customers are not allocated.

Although we believe the Company has a single operating segment, we have determined that there are two reporting units, retail and wholesale, for purposes of evaluating goodwill impairment. For the purpose of identifying our reporting units, we followed the guidance in paragraph 30 of SFAS 142 and EITF D-101, which states a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes (i) a business for which discrete financial information is available, and (ii) management regularly reviews individual component operating results.

Our retail reporting unit includes the business of providing bundled communication services (cable, phone and data) to customers within 1st and 2nd tier cities in Texas. Our wholesale reporting unit includes the business of providing network products and services for wholesale carriers and Internet service providers on our switch network. Each of these components represents a business for which discrete financial information is available and component management regularly reviews the operating results for each individual component.

9.	We note that you have not provided segment disclosures in your footnotes. We further note on page 40 your separate revenue presentation for your various services. Tell us how you determined your segments under SFAS 131, and why your cable television, telephone, broadband internet and other, broadband transport services, and network services would not be considered separate segments. Your response should address how you evaluated paragraphs 10-15 when identifying your operating segments and 16-24 when identifying your reportable segments.

As stated in our response to comment #8 above, we determined that the Company operates as a single operating segment pursuant to the criteria in paragraph 10 of FAS 131. The Company as a whole provides a single network, which can provide telephone, cable, or network services to customers. Our chief operating decision maker, which is our CEO, does not review operating results to make decisions about resources to be allocated between the types of services that can be offered via our network or the types of customers we serve. Although revenues are tracked by type of service such as telephone, cable or network and by type of customer such as retail or wholesale, expenses related to such types of services or types of customers are not allocated.

We believe that the revenues from different types of services and customers should be aggregated under the quantitative and qualitative thresholds defined in SFAS 131.

10.	Please describe for us the accounting impact of the re-pricing of substantially all of your outstanding common stock options to $ .05 per share.

The accounting impact of repricing substantially all of our outstanding stock options resulted in no charge to the Statement of Operations, as the valuation of the repriced stock options indicated no value for such stock options. We will disclose this impact in our Form 10-Q for the Fiscal Quarter Ended June 30, 2006. Please note that we did not disclose this impact in the Form 10-Q for the quarter ended March 31, 2006 as we had not completed our evaluation at the time of filing.

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The Company acknowledges that :

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above responses, please do not hesitate to call me at (512) 878-5400.

Respectfully submitted,

/s/ Michael Wilfley
Michael Wilfley
Chief Financial Officer

Enclosures

cc:	Ricky L. Richter, Ernst & Young LLP
John B. Beckman, Hogan & Hartson LLP